February 18, 2014

RE: Cash offer for your CatchMark Timber (formerly Wells Timberland) investment.

Dear Shareholder,

You probably know now that CatchMark Timber Trust, Inc.’s (“CTT”) Class A shares are now listed on the New York Stock Exchange (NYSE).  However, you still own 3 more classes of shares (B-1, B-2, and B-3) that are not listed and cannot be sold on the stock market at this time.  Prior to listing its Class A Shares, CTT instituted a 10:1 reverse split and then issued 3 additional classes of stock to shareholders).  CMG will buy any or all Classes of your Shares for the following prices:

Class A Shares	$12.00 per Share
Class B-1 Shares	$10.00 per Share
Class B-2 Shares	$8.50 per Share
Class B-3 Shares	$7.00 per Share

However, please note that the current trading price of the Class A Shares that are now listed is, as of the date of our offer, higher than our offer price for the Class A shares. As such, unless the market price of CTT Class A Shares declines to or below $12.00 at the time of a sale on the NYSE, shareholders would receive more by transferring the Class A shares to a brokerage account and selling them on the NYSE. The trading price as of the close of business on January 29, 2014, was $13.60 per Share and it has traded between $13.22 and $14.40 per Share since listing at $13.50 per Share.  Please note: our offer expires on April 4, 2014, and if you wish to accept it, you need to return the enclosed form or let your brokerage firm know you wish to participate prior to that date.

While CTT’s Class A stock is now listed and trading, 75% of your shares (the B-1, B-2, and B-3 Classes) are not.  The Class B shares are to be converted into Class A shares in 6 month intervals over the 18 months following the December listing.  The future trading price on the date when each of the 3 Classes of B Shares convert into A Shares, of course, is unknowable.  As we understand it, in order to sell the Class A Shares now, shareholders typically must first follow a transfer process to deposit the Class A Shares into a brokerage account before they can be sold.  You may choose to sell your Class A Shares to us at $12.00 per share (currently a discount to the market price per share) if you would prefer to avoid the transfer process and the trading costs of selling those shares through a brokerage firm. (However, please note that if you sell the Class A Shares through a brokerage firm, you are likely to receive a higher price for those shares.)

Concerning your 3 Classes of B Shares, on or after each future conversion date (approximately 6 months, 12 months, and 18 months after the Class A Shares’ listing) shareholders would typically need to repeat the same transfer process into a brokerage account in order to sell each of the 3 Classes of B Shares as they convert to Class A shares.  With our offer, you can instruct your brokerage firm and sell any or all of your various Classes of Shares now, upon the terms of our offer.

If you wish to accept our cash offer, complete the cover page from “Broadridge” that accompanied this letter, letting them know you wish to sell your Shares (or, if just some of your Shares or some of the Classes, so indicate). Once the Offer expires, funds will be wired into your account within 3 business days of our receiving instructions that the transfer of Shares has occurred, which usually occurs promptly after the Expiration Date.  There are no financing contingencies with this offer. Please carefully read the Offer posted on our website (www.cmginvestments.com/CTT.pdf), or on the SEC’s EDGAR website, or a copy of it can be delivered to you for free by contacting us.  If you have questions concerning the terms of the offer, you can reach us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must notify your Brokerage Firm by April 4, 2014 if you wish to take advantage of this offer.

Should you choose to accept our offer, simply complete and sign the form from Broadridge that accompanied this letter and return it to your broker. You will receive your proceeds via wire transfer promptly following the transfer of Shares.  CMG is not affiliated with CatchMark Timber or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 800,000 Class A Shares and 200,000 Shares of each B Class, or 5.2% of the Class A Shares and 6.3% of each Class B-1, B-2, and B-3 shares outstanding, and will expire at 5:00 P.M. PST on April 4, 2014. Shortly, you should receive a letter from CatchMark Timber regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from CatchMark Timber or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including, but not limited to the following:

•           Our offer price was determined by applying a discount to the recent trading price of CTT’s Class A Shares, although we cannot attest to the validity of using such a method for these purposes.  Whether or not our method of valuation is appropriate, we believe that the company’s shares are or will be worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value upon conversion to listed shares or upon a sale of the Class A shares.

•           Any and all dividends paid or payable to you by the company on or after April 4, 2014, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.